Exhibit 23.3

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statement (Amendment No. 1 to Form S-4, No. 333-249859) of Devon Energy Corporation, of our report dated February 6, 2020, with respect to the consolidated financial statements of Felix Energy Holdings II, LLC and its subsidiaries as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, which report appears in the Current Report on Form 8-K/A dated March 12, 2020 of WPX Energy, Inc., and the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP
Moss Adams LLP

Denver, Colorado

November 19, 2020